EXHIBIT 99.1

Just Energy Reports Fiscal Second Quarter 2022 Results

TORONTO, Nov. 10, 2021 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) (TSXV:JE; OTC:JENGQ), a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions, carbon offsets and renewable energy options to customers announced its second quarter results for fiscal year 2022.

“Although our second quarter financial results continue to be impacted by the loss of customers in the prior year, the Company delivered net positive mass markets RCE additions for the first time since the first quarter of fiscal 2019, further validating our strategic investment in digital marketing and rebound of face-to-face retail channels following the impacts of the COVID-19 pandemic. We remain focused on our strategy as we navigate a challenging margin environment brought on by rising commodity prices across North America while we also work with the regulator and market participants on potential changes in the ERCOT market in response to the extreme weather event in Texas in February 2021,” said Scott Gahn, Just Energy’s President and Chief Executive Officer.

“Our operational performance during the second quarter demonstrates our continued commitment to our customers, employees, partners, and our pursuit of growth in key markets,” added Mr. Gahn, continuing, “we are also continuing to work closely with our valued stakeholders towards a successful restructuring plan.”

Second Quarter FY 2022 Performance

  Base EBITDA decreased by 6% from the prior year comparable quarter to $30.9 million due to lower Base Gross Margin and increased investment in digital marketing and sales agent costs, partially offset by lower administrative, selling commission and bad debt expenses.
  Base Gross Margin decreased by 16% from the prior year comparable quarter to $116.6 million, with the decrease primarily driven by a lower customer base, unfavourable exchange rate fluctuations and resettlements related to prior periods.
  Mass Markets RCE Net Additions for the quarter totaled 9,000 compared to a loss of 55,000 for the three months ended September 30, 2020. Excluding the one–time 29,000 loss related to the regulatory changes in New York coming into effect in April 2021, Mass Markets RCE Net Additions for the six months ended September 30, 2021 was a positive 32,000.
  The Company ended the quarter with $200.0 million of total liquidity, comprised of cash and cash equivalents. The Company owes $158.4 million under its DIP facility and has $1,032.4 million of total liabilities subject to compromise.
  Profit from continuing operations was $326.0 million, compared to a loss from continuing operations of $51.4 million during the prior year comparable quarter primarily driven by unrealized mark to market gains on derivative financial instruments associated with supply contracts, as well as a $29.0 million gain on investment associated with the shares of ecobee Inc. held by the Company. Unrealized mark to market gains and losses on derivative financial instruments relate to the supply the Company has purchased to deliver future customer usage at fixed prices1.

1 See “Non-IFRS financial measures” in the MD&A.

Fiscal Second Quarter Financial Highlights:
For the three months ended September 30
$ in thousands, except customer data	Fiscal 2022	Fiscal 2021	Change
Sales	$704,769	$737,994	-5%
Base Gross Margin[1]	$116,577	$138,274	-16%
Base EBITDA[1]	$30,897	$32,774	-6%
Unlevered Free Cash Flow (Year to date)	$38,031	$53,146	-28%
Cash and cash equivalents	$199,952	$77,965	156%
RCE Mass Markets count	1,149,000	1,206,000	-5%
RCE Commercial count	1,661,000	1,880,000	-12%

1 See “Non-IFRS financial measures” in the MD&A

  Sales: Decrease was primarily driven by the loss of customers in the prior year from regulatory restrictions in Ontario, New York and California, selling constraints posed by COVID-18 pandemic in direct in–person channels and by competitive pressures on pricing in the Commercial segment. The overall decrease is partially offset by growth in sales through increased investment in digital marketing in Mass Markets.
  Base Gross Margin: Decrease was primarily driven by a lower customer base, unfavourable exchange rate fluctuations and resettlements related to prior periods.
  Base EBITDA: Decrease resulted from lower Base Gross Margin and increased investment in digital marketing and sales agent costs, partially offset by lower administrative, selling commission and bad debt expenses.
  Unlevered Free Cash Flow (year to date): Decrease was primarily driven by higher payments to ERCOT associated with the Weather Event, partially offset by the non–payment of trade and other payables subject to compromise under the CCAA.

Fiscal Second Quarter Expense Detail:
For the three months ended September 30
($ thousands)	Fiscal 2022	Fiscal 2021	Change
Administrative expenses	$37,181	$43,957	-15%
Selling commission expenses	$27,851	$34,894	-20%
Selling non-commission and marketing expense	$16,936	$13,017	30%
Bad debt expense	$3,692	$11,662	-68%

  Administrative expenses: Decrease was primarily driven by higher professional fees and legal fees in the prior year, including a provision related to the Hurt and Hill class-action litigation.
  Selling commission expenses: Decrease was primarily driven by lower amortization expense of upfront customer acquisition costs that resulted from lower direct in–person channel sales, which were impacted by the COVID–19 pandemic in prior periods, as well as lower commercial sales driven by competitive price pressures.
  Selling non-commission and marketing expenses: Increase was driven by the investment in digital marketing and sales agent costs.
  Bad debt expense: Decrease was driven by the release of reserves due to continued consistent payment trends along with recovery of previous write-offs in the Commercial segment.

Mass Markets Segment Performance

Operating Highlights:
For the three months ended September 30
	Fiscal 2022	Fiscal 2021	Change
Mass Markets gross margin on added/renewed	$266/RCE	$309/RCE	-14%
Embedded Gross Margin[1] ($ millions)	$1,047	$1,130	-7%
Total gross (RCE) additions	86,000	36,000	139%
Attrition (trailing 12 months)	18%	18%	0%
Renewals (trailing 12 months)	77%	73%	5%

1 See “Non-IFRS financial measures” in the MD&A

  Average Mass Markets gross margin per RCE added or renewed: The decrease was due to a change in channel mix, including lower cost of acquisition channels and overall margin pressure related to increasing commodity prices.
  Mass Markets Embedded Gross Margin: The decline resulted from the lower customer base and the unfavourable foreign exchange
  Mass Markets gross RCE additions: The increase was driven by investment in digital marketing and the continued improvement in direct face–to–face channels, as well as the impact that the COVID–19 pandemic had on the prior year period.
  Mass Markets attrition rate: The unchanged level of attrition reflects the benefits of focused sales to higher quality customers and continued focus on the customer experience.
  Mass Markets renewal rate: The increase in renewal rate was driven by improved retention offerings and continued focus on the customer experience.

Mass Markets RCE Summary:

	7/1/2021	Additions	Attrition	Failed to renew	9/30/2021	Change
Gas	239,000	7,000	(6,000)	(2,000)	238,000	0%
Electricity	901,000	79,000	(44,000)	(25,000)	911,000	1%
Total Mass Markets RCEs	1,140,000	86,000	(50,000)	(27,000)	1,149,000	1%

Commercial Segment Performance

Operating Highlights:
For the three months ended September 30
	Fiscal 2022	Fiscal 2021	Change
Commercial gross margin on added/renewed	$88/RCE	$88/RCE	0%
Embedded Gross Margin[1] ($ millions)	$336	$391	-14%
Total gross Commercial (RCE) additions	41,000	51,000	-20%
Attrition (trailing 12 months)	8%	13%	-38%
Renewals (trailing 12 months)	49%	52%	-6%

1 See “Non-IFRS financial measures” in the MD&A

  Average Commercial gross margin per RCE added or renewed: There was no change in the average gross margin per RCE compared to the prior year.
  Commercial Embedded Gross Margin: The decline resulted from the decline in the customer base and the unfavourable foreign exchange.
  Commercial gross RCE additions: Decreased compared to the prior year was driven by a very large customer added in during the prior year. Excluding the large customer addition, Commercial gross additions increased by 28% compared to the prior year.
  Commercial attrition rate: The increase reflects the improvement in customer retention following the reduction of restrictions due to the COVID–19 pandemic.
  Commercial renewal rate: The decrease reflects a competitive market for Commercial renewals.

Commercial RCE Summary:

	7/1/2021	Additions	Attrition	Failed to renew	9/30/2021	Change
Gas	403,000	15,000	(6,000)	(4,000)	408,000	1%
Electricity	1,293,000	26,000	(27,000)	(39,000)	1,253,000	-3%
Total Commercial RCEs	1,696,000	41,000	(33,000)	(43,000)	1,661,000	-2%

About Just Energy Group Inc.

Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions, carbon offsets and renewable energy options to customers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, Filter Group Inc., Hudson Energy, Interactive Energy Group, Tara Energy, and terrapass. Visit https://investors.justenergy.com to learn more.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements, including, without limitation, statements with respect to the Company’s strategic investment in digital marketing, rebound of face-to-face retail channels following the impacts of the COVID-19 pandemic, navigating a challenging margin environment and working closely with the Company’s stakeholders towards a successful restructuring plan. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to the ability of the Company to continue as a going concern; the final amount received by the Company with respect to the implementation of Texas House Bill 4492 to recover certain costs incurred during the February 2021 extreme weather event in Texas (the “Weather Event”); the outcome of any invoice dispute with the Electric Reliability Council of Texas in connection with the Weather Event; the outcome of any potential litigation with respect to the Weather Event ; the outcome of the Company’s proceedings under the Companies’ Creditors Arrangement Act (“CCAA”) and similar legislation in the United States; the quantum of the financial loss to the Company from the Weather Event and its impact on the Company’s liquidity; the Company’s restructuring discussions with key stakeholders regarding the CCAA proceedings and the outcome thereof; the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations or financial results are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.investors.justenergy.com.

NON-IFRS MEASURES

The financial measures such as “EBITDA”, “Base EBITDA”, “Base Gross Margin”, “Free Cash Flow”, “Unlevered Free Cash Flow” and “Embedded Gross Margin” do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures presented by other companies. This financial measure should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS, but the Company believes that these measures are useful in providing relative operational profitability of the Company’s business. Please refer to “Key Terms” in the Just Energy Q1 Fiscal 2022’s Management’s Discussion and Analysis for the Company’s definition of “EBITDA” and other non-IFRS measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Michael Carter
Chief Financial Officer
Just Energy
mcarter@justenergy.com

or

Investors
Michael Cummings
Alpha IR
Phone: (617) 982-0475
JE@alpha-ir.com

Monitor
FTI Consulting Inc.
Phone: 416-649-8127 or 1-844-669-6340
justenergy@fticonsulting.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885
berman@longviewcomms.ca

Source: Just Energy Group Inc.

Supplemental Tables:

Financial and operating highlights
For the three months ended September 30
(thousands of dollars, except where indicated)

		% increase
	Fiscal 2022	(decrease)	Fiscal 2021
Sales	$704,769	(5)%	$737,994
Base Gross Margin[1]	116,577	(16)%	138,274
Administrative expenses	37,181	(15)%	43,957
Selling commission expenses	27,851	(20)%	34,894
Selling non-commission and marketing expense	16,936	30%	13,017
Bad debt expense	3,692	(68)%	11,662
Reorganization Costs	18,577	NMF[2]	–
Finance costs	11,895	(60)%	29,744
Profit (loss) for the period	326,049	NMF[2]	(51,366)
Base EBITDA[1]	30,897	(6)%	32,774
RCE Mass Markets count	1,149,000	(5)%	1,206,000
RCE Mass Markets net adds	9,000	NMF[2]	(55,000)
RCE Commercial count	1,661,000	(12)%	1,880,000

1 See “Non-IFRS financial measures” in the MD&A.
2 Not a meaningful figure.

Balance sheet

(thousands of dollars)

	As at	As at
	9/30/2021	3/31/2021
Assets:
Cash and cash equivalents	$199,952	$215,989
Trade and other receivables, net	401,633	340,201
Total fair value of derivative financial assets	577,505	35,626
Other current assets	155,855	163,405
Total assets	1,733,538	1,091,806

Liabilities:
Trade and other payables	$1,024,383	$921,595
Total fair value of derivative financial liabilities	30,957	75,146
Total debt	630,849	655,740
Total liabilities	1,720,962	1,686,628

SUMMARY OF CASH FLOWS
For the six months ended September 30
(thousands of dollars)
	Fiscal 2022	Fiscal 2021
Operating activities from continuing operations	$22,376	$22,798
Investing activities from continuing operations	(4,837)	(4,673)
Financing activities from continuing operations	(34,782)	37,426
Effect of foreign currency translation	1,206	(3,679)
Increase (decrease) in cash	(16,037)	51,872
Cash and cash equivalents – beginning of period	215,989	26,093
Cash and cash equivalents – end of period	$199,952	$77,965